                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                              --------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULE 13d-1(a) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. 2)(1)


                           CANARGO ENERGY CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.10 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   137225 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              J.F. RUSSELL HAMMOND
                           PROVINCIAL SECURITIES LTD.
              607 GILBERT HOUSE, BARBICAN, LONDON EC2Y 8BD ENGLAND
                                 44-171-628-6184
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 6, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


                               Page 1 of 18 Pages

-------------

    (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------                ---------------------------------
CUSIP NO. 137225 10 8                 13D              PAGE 2 OF 18 PAGES
-------------------------------                ---------------------------------


--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               PROVINCIAL SECURITIES LTD.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

               WC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                 [ ]


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

               LIBERIA
--------------------------------------------------------------------------------
    NUMBER OF       7   SOLE VOTING POWER
      SHARES                                         1,671,250
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       8   SHARED VOTING POWER
       EACH                                          0
    REPORTING       ------------------------------------------------------------
   PERSON WITH      9   SOLE DISPOSITIVE POWER
                                                     1,671,250
                    ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                                                     0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,671,250
--------------------------------------------------------------------------------
12     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                      [X]


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      5.2%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

                      CO
--------------------------------------------------------------------------------

-------------------------------                ---------------------------------
CUSIP NO. 137225 10 8                 13D              PAGE 3 OF 18 PAGES
-------------------------------                ---------------------------------


--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               J.F. RUSSELL HAMMOND
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

               PF, OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                 [ ]


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

               UNITED KINGDOM
--------------------------------------------------------------------------------
    NUMBER OF       7   SOLE VOTING POWER
      SHARES                                         43,750
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       8   SHARED VOTING POWER
       EACH                                          5,613,476
    REPORTING       ------------------------------------------------------------
   PERSON WITH      9   SOLE DISPOSITIVE POWER
                                                     43,750
                    ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                                                     5,613,476
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      5,657,226
--------------------------------------------------------------------------------
12     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                      [X]


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      17.5%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

                      IN, IA
--------------------------------------------------------------------------------

-------------------------------                ---------------------------------
CUSIP NO. 137225 10 8                 13D              PAGE 4 OF 18 PAGES
-------------------------------                ---------------------------------


--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               IAN ILSLEY
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

               OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                 [ ]


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

               UNITED KINGDOM
--------------------------------------------------------------------------------
    NUMBER OF       7   SOLE VOTING POWER
      SHARES                                         0
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       8   SHARED VOTING POWER
       EACH                                          1,671,250
    REPORTING       ------------------------------------------------------------
   PERSON WITH      9   SOLE DISPOSITIVE POWER
                                                     0
                    ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                                                     1,671,250
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,671,250
--------------------------------------------------------------------------------
12     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                      [X]


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      5.2%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

                      IN
--------------------------------------------------------------------------------

-------------------------------                ---------------------------------
CUSIP NO. 137225 10 8                 13D              PAGE 5 OF 18 PAGES
-------------------------------                ---------------------------------


--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               TERRENEX ACQUISITION CORPORATION
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

               WC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                 [ ]


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

               ALBERTA, CANADA
--------------------------------------------------------------------------------
    NUMBER OF       7   SOLE VOTING POWER
      SHARES                                         3,942,226
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       8   SHARED VOTING POWER
       EACH                                          0
    REPORTING       ------------------------------------------------------------
   PERSON WITH      9   SOLE DISPOSITIVE POWER
                                                     3,942,226
                    ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                                                     0
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,942,226
--------------------------------------------------------------------------------
12     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                      [X]


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      12.2%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

                      IV
--------------------------------------------------------------------------------

-------------------------------                ---------------------------------
CUSIP NO. 137225 10 8                 13D              PAGE 6 OF 18 PAGES
-------------------------------                ---------------------------------


--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               MICHAEL R. BINNION
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

               PF, OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                 [ ]


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

               CANADA
--------------------------------------------------------------------------------
    NUMBER OF       7   SOLE VOTING POWER
      SHARES                                         561,633
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       8   SHARED VOTING POWER
       EACH                                          3,947,226
    REPORTING       ------------------------------------------------------------
   PERSON WITH      9   SOLE DISPOSITIVE POWER
                                                     561,633
                    ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                                                     3,947,226
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      4,508,859
--------------------------------------------------------------------------------
12     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                      [X]


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      13.9%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

                      IN
--------------------------------------------------------------------------------

-------------------------------                ---------------------------------
CUSIP NO. 137225 10 8                 13D              PAGE 7 OF 18 PAGES
-------------------------------                ---------------------------------


--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               SIMON BATCUP
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

               OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                 [ ]


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

               CANADA
--------------------------------------------------------------------------------
    NUMBER OF       7   SOLE VOTING POWER
      SHARES                                         0
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       8   SHARED VOTING POWER
       EACH                                          3,942,226
    REPORTING       ------------------------------------------------------------
   PERSON WITH      9   SOLE DISPOSITIVE POWER
                                                     0
                    ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                                                     3,942,226
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,942,226
--------------------------------------------------------------------------------
12     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                      [X]


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      12.2%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

                      IN
--------------------------------------------------------------------------------

-------------------------------                ---------------------------------
CUSIP NO. 137225 10 8                 13D              PAGE 8 OF 18 PAGES
-------------------------------                ---------------------------------


--------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               LESLIE R BEDDOES JR
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

               OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(d) or 2(e)                                                 [ ]


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

               CANADA AND USA
--------------------------------------------------------------------------------
    NUMBER OF       7   SOLE VOTING POWER
      SHARES                                         0
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       8   SHARED VOTING POWER
       EACH                                          3,942,226
    REPORTING       ------------------------------------------------------------
   PERSON WITH      9   SOLE DISPOSITIVE POWER
                                                     0
                    ------------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER
                                                     3,942,226
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,942,226
--------------------------------------------------------------------------------
12     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                      [X]


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                      12.2%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

                      IN
--------------------------------------------------------------------------------

ITEM 1.        SECURITY AND ISSUER.

               The title of the class of equity securities to which this statement relates is common stock, par value $.10 per share (the "Common Stock"), issued by CanArgo Energy Corporation, a Delaware corporation ("CanArgo"). The principal offices of CanArgo are located at Suite 1580, 727 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 0Z5.

ITEM 2.        IDENTITY AND BACKGROUND.

               This statement is filed by Provincial Securities Ltd., a Liberia corporation ("Provincial"), J.F. Russell Hammond ("JFRH"), Ian Ilsley, Terrenex Acquisition Corporation, an Alberta corporation ("Terrenex"), Michael R. Binnion ("MRB"), Simon Batcup ("SB") and Leslie R. Beddoes, Jr. ("LRB").

               Provincial's principal business is as a private investment company. Provincial's principal business and principal office address is 57 Rue Grimaldi, Monte Carlo MC 98000 Monaco. Provincial owns approximately 19% of the outstanding shares of Terrenex.

               JFRH is a Director of CanArgo, an investment adviser to Provincial and Chairman of Terrenex. The activities associated with these positions constitute the principal occupation of JFRH. JFRH is a citizen of the United Kingdom, and his principal business address is 607 Gilbert House, Barbican, London EC2Y 8BD, England.

               Ian Ilsley is the sole director of Provincial and managing director of B.A.S.E. SAM, a financial management and advisory company in Monaco. The activities associated with these positions constitute the principal occupation of Ian Ilsley. Ian Ilsley is a citizen of United Kingdom, and his principal business address is Provincial's business address listed above.

               Terrenex's principal business is as an Alberta Stock Exchange listed investment company. Terrenex's principal business and principal office address is Suite 1580, 727 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 0Z5.

               MRB is President, Director and Chief Financial Officer of CanArgo. The activities associated with these positions constitute the principal occupation and employment of MRB. MRB is also President, Director, Chief Financial Officer and holder of approximately 7% of the outstanding shares of Terrenex and the sole director and beneficial owner of Ruperts Crossing, an Alberta corporation ("Ruperts"), whose principal business is as a private investment company. MRB is a citizen of Canada, and his principal business address is CanArgo's business address listed above.

               SB and LRB became directors of Terrenex on January 11, 1999 and July 23, 1999, respectively. SB is Vice President of FinTech Services Limited and LRB is an international petroleum consultant. These positions constitute the principal occupation and employment of these individuals, respectively. SB is a citizen of Canada and his principal business address is Suite 900, 703 - 6th Avenue S.W., Calgary, Alberta, Canada T2P 0T9. LRB is a citizen of both Canada and the United States and his principal business address is 2946 Tudor Avenue, Victoria, British Columbia, Canada V8N 1M1.

               Gerold Fong is Vice President, Exploration of Terrenex and an independent geophysical consultant. These positions constitute the principal occupation and employment of Gerold Fong. Gerold Fong is a citizen of Canada and his principal business address is 199 Edgebrook Circle NW, Calgary, Alberta, Canada T3A 5A3.

               During the last five years, none of Provincial, JFRH, Ian Ilsley, Terrenex, MRB, SB, LRB and Gerold Fong has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and during such period none has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which was to subject the person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               On July 15, 1998, CanArgo completed the acquisition of all of the common stock of CanArgo Oil & Gas Inc. ("CAOG") for consideration payable in Common Stock. On completion of the acquisition, CAOG became a subsidiary of CanArgo, and each previously outstanding share of CAOG common stock was converted into 0.8 Exchangeable Shares of CAOG. The Exchangeable Shares are exchangeable generally at the option of the holders for Common Stock of CanArgo on a share-for-share basis and entitle the holders to dividends and other rights economically equivalent to those to which holders of Common Stock of CanArgo are entitled.

               This Schedule 13D was originally filed to report the beneficial ownership of the Reporting Persons as a result of the acquisition. The following table lists Provincial, Terrenex, Ruperts and MRB's holdings in CAOG Exchangeable Shares at July 15, 1998:

        -----------------------------------------------------------------
               HOLDER               EXCHANGEABLE            SOURCE
                                     SHARES (1)
        -----------------------------------------------------------------
        Provincial                   1,671,250         Working Capital
        -----------------------------------------------------------------
        Terrenex                     1,820,031         Working Capital
        -----------------------------------------------------------------
        Ruperts                        194,842         Working Capital
        -----------------------------------------------------------------
        MRB                             13,792         Personal Funds
        -----------------------------------------------------------------

(1) Exchangeable Shares held which may be exchanged for shares of Common Stock of CanArgo on a share-for-share basis.

               CAOG Special Warrants were issued to investors on October 30, 1997 in a private placement under the CAOG Special Warrant Indenture. Each CAOG Special Warrant was exercisable without payment of any additional consideration for one unit consisting of 1.1 CAOG common shares and 0.55 CAOG Stock Purchase Warrants. All of the CAOG Special Warrants which had not been exercised on or before April 30, 1999 were automatically exercised on that date. Terrenex held 574,200 CAOG Special Warrants at July 15, 1998 which were exercisable for 459,360 Exchangeable Shares and 229,680 CAOG Stock Purchase Warrants exercisable at an exercise price of CDN $3.25 through November 1, 1999 (Series A). The CAOG Special Warrants were acquired by Terrenex in 1997 utilizing its working capital for CDN $2.20 per CAOG Special Warrant.

               Holders of CAOG Stock Purchase Warrants also have the right to purchase 0.8 Exchangeable Shares for each CAOG Stock Purchase Warrant held. Terrenex held 40,000 CAOG Stock Purchase Warrants at July 15, 1998 which were exercisable for 32,000 Exchangeable Shares at an exercise price of CDN $2.875 per Exchangeable Share through July 31, 1999 (Series B). These CAOG Stock Purchase Warrants (Series B) expired unexercised.

               At the date of the acquisition, CAOG had a stock option plan that was later adopted by CanArgo. On July 15, 1998, each existing option granted under CAOG's stock option plan was converted into the right to purchase 0.8 shares of Common Stock at an exercise price of US $1.85 per share through July 1, 2002, according to a three-year vesting schedule under which 1/12th of the optioned shares vested at the end of each 3-month period beginning six months from the date of grant. JFRH and MRB held options under the CAOG plan to purchase 60,000 shares and 140,000 shares of CanArgo's Common Stock, respectively, at July 15, 1998, of which 15,000 and 35,000, respectively, were exercisable at July 15, 1998. Of these options held by JFRH and MRB, 40,000 and 93,333, respectively, are exercisable within sixty days of the date of this amendment to Schedule 13D. To the extent JFRH and MRB exercise these options, both presently intend to utilize personal funds.

               At July 15, 1998, JFRH was granted an option to purchase 3,750 shares of Common Stock of CanArgo at an exercise price of US $1.00 per share through July 14, 2001 that became 100% vested at January 16, 1999. The option was granted to JFRH under CanArgo's 1995 Long-Term Incentive Plan. To the extent JFRH exercises the option, he intends to utilize personal funds.

               The following transaction by Provincial was effected since the date of the original filing of this Schedule 13D:

               1. On January 19, 1999, Provincial exchanged 1,671,250 Exchangeable Shares on a share-for-share basis for 1,671,250 shares of Common Stock for no consideration.

               The following transactions by JFRH were effected since the date of the original filing of this Schedule 13D:

               1. On June 16, 1999, JFRH was granted stock options to acquire 3,750 shares of Common Stock at an exercise price of US $0.31 per share through June 15, 2002; these options are not exercisable within the next 60 days.

               2. On July 21, 1999, JFRH was granted stock options to acquire 7,500 shares of Common Stock at an exercise price of US $0.275 per share through July 20, 2004, the exercise of which is conditioned upon stockholder approval, at the next stockholders meeting, of an amendment to the 1995 Long-Term Incentive Plan to permit outside directors to participate generally in such plan.

               The following transactions by Terrenex were effected since the date of the original filing of this Schedule 13D:

               1. On November 30, 1998, Terrenex (i) acquired 88,000 Exchangeable Shares and 44,000 CAOG Stock Purchase Warrants entitling Terrenex to purchase 44,000 Exchangeable Shares at an exercise price of CDN $3.25 per Exchangeable Share through November 1, 1999 through the exercise of 110,000 CAOG Special Warrants for no consideration and (ii) exchanged 1,908,031 Exchangeable Shares on a share-for-share basis for 1,908,031 shares of Common Stock for no consideration.

               2. On April 30, 1999, Terrenex acquired 371,360 Exchangeable Shares and 185,680 CAOG Stock Purchase Warrants entitling it to purchase 185,680 Exchangeable Shares at an exercise price of CDN $3.25 per Exchangeable Share through November 1, 1999 upon the automatic exercise of 464,200 CAOG Special Warrants for no consideration.

               3. On May 17, 1999, Terrenex exchanged 371,360 Exchangeable Shares on a share-for-share basis for 371,360 shares of Common Stock for no consideration.

               4. On July 31, 1999, 40,000 CAOG Stock Purchase Warrants entitling Terrenex to purchase 32,000 Exchangeable Shares at an exercise price of CDN $2.875 per Exchangeable Share through July 31, 1999 expired without exercise.

               5. On August 6, 1999, Terrenex purchased 1,433,155 shares of Common Stock in CanArgo's public offering at a price of $0.30 per share utilizing its working capital.

               The following transactions by MRB and Ruperts were effected since the date of the original filing of this Schedule 13D:

               1. On July 17, 1998, MRB was granted stock options to acquire 170,000 shares of Common Stock at an exercise price of US $1.25 per share through July 16, 2008; options to acquire 56,666 of these shares are exercisable within the next 60 days.

               2. On October 7, 1998, MRB was granted stock options to acquire 72,000 shares of Common Stock at an exercise price of US $0.688 per share through October 6, 2008; options to acquire 24,000 of these shares are exercisable within the next 60 days.

               3. On November 23, 1998, MRB purchased 5,000 shares of Common Stock in the open market at $0.52 per share utilizing personal funds.

               4. On December 9, 1998, MRB purchased 5,000 and 14,000 shares of Common Stock in the open market at $0.375 and $0.25 per share, respectively, utilizing personal funds.

               5. On February 3, 1999, Ruperts exchanged 194,842 Exchangeable Shares on a share-for-share basis for 194,842 shares of Common Stock for no consideration.

               6. On April 1, 1999, MRB exchanged 13,792 Exchangeable Shares on a share-for-share basis for 13,792 shares of Common Stock for no consideration.

               7. On July 21, 1999, MRB was granted stock options to acquire 18,000 shares of Common Stock at an exercise price of US $0.275 per share through July 20, 2004; these options are not exercisable within the next 60 days.

               8. On July 21, 1999, MRB purchased 5,000 shares of Common Stock in the open market at $0.30 per share utilizing personal funds.

               9. On August 5, 1999, MRB purchased 5,000 shares of Common Stock in the open market at $0.29 per share for the account of his minor daughter utilizing personal funds.

               10. On August 6, 1999, MRB purchased 150,000 shares of Common Stock in CanArgo's public offering at a price of $0.30 per share utilizing personal funds.

ITEM 4.        PURPOSE OF TRANSACTION.

               Provincial, JFRH, Terrenex, MRB and Ruperts acquired their beneficial ownership of shares of Common Stock of CanArgo with the intention to hold such securities for investment purposes. To the extent JFRH, Terrenex and MRB acquire shares of Common Stock of CanArgo by exercise of CAOG Stock Purchase Warrants or stock options, each of JFRH, Terrenex and MRB intend to hold such securities or investment purposes.

               Provincial, JFRH, Terrenex and MRB may also acquire additional shares of Common Stock for investment purposes from time to time, although they do not have any present plans to do so.

Provincial, JFRH, Ian Ilsley, Terrenex, MRB, Ruperts, SB and LRB currently have no plans for proposals which relate to or would result in: the acquisition or disposition by any person of additional securities of the issuer; any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving CanArgo or any subsidiary of CanArgo; the sale or transfer of a material amount of assets of CanArgo or any of its subsidiaries; any change in CanArgo's present Board of Directors or management, including any plans or proposal to change the number or term of directors or to fill any existing vacancies on the board; any material change in CanArgo's capitalization (other than a reverse stock split approved by CanArgo's stockholders and subject to implementation by its Board of Directors), or dividend policy or in CanArgo's business or corporate structure; any changes in CanArgo's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of CanArgo by any person; causing a class of securities of CanArgo being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of CanArgo becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Securities Exchange Act of 1934, as amended; or any similar action.

ITEM 5.        INTEREST IN THE SECURITIES OF THE ISSUER.

               Provincial holds 1,671,250 shares of Common Stock of CanArgo which represent 5.2% of the shares of Common Stock issued and outstanding, based on the 32,103,296 outstanding shares reported in CanArgo's most recent quarterly report on Form 10-Q. Provincial has the sole power to direct the vote or disposition for the 1,671,250 shares of Common Stock. Provincial would exercise its power to direct the vote or disposition of such securities through its sole director, Ian Ilsley, in accordance of the advice of its investment adviser, JFRH.

               JFRH has beneficial ownership of 5,657,226 shares of Common Stock of CanArgo which represent 17.5% of the shares of Common Stock issued and outstanding, based on the 32,103,296 outstanding shares reported in CanArgo's most recent quarterly report on Form 10-Q. JFRH would expect to have the sole power to direct the vote or disposition of any shares of Common Stock of CanArgo acquired by him pursuant to the exercise of the 43,750 options owned by him that are exercisable within the next 60 days. As an investment advisor to Provincial, JFRH shares with Ian Ilsley the power to direct the vote or disposition for 1,671,250 shares of Common Stock of CanArgo owned by Provincial. As a director of Terrenex, JFRH shares with MRB, SB and LRB the power to direct the vote or disposition for an aggregate of 3,942,226 shares of Common Stock of CanArgo owned by Terrenex or which could be acquired by Terrenex within the next 60 days. The following transactions by JFRH were effected during the past 60 days:

               1. On June 16, 1999, JFRH was granted stock options to acquire 3,750 shares of Common Stock at an exercise price of US $0.31 per share through June 15, 2002; these options are not exercisable within the next 60 days.

               2. On July 21, 1999, JFRH was granted stock options to acquire 7,500 shares of Common Stock at an exercise price of US $0.275 per share through July 20, 2004, the exercise of which is conditioned upon stockholder approval, at the next stockholders meeting, of an amendment to the 1995 Long-Term Incentive Plan to permit outside directors to participate generally in such plan.

               Ian Ilsley has beneficial ownership of 1,671,250 shares of Common Stock of CanArgo which represent 5.2% of the shares of Common Stock issued and outstanding, based on the 32,103,296 outstanding shares reported in CanArgo's most recent quarterly report on Form 10-Q. As the sole director of Provincial, Ian Ilsley shares with JFRH the power to direct the vote or disposition for 1,671,250 shares of Common Stock of CanArgo owned by Provincial.

Terrenex has beneficial ownership of 3,942,226 shares of Common Stock of CanArgo which represent 12.2% of the shares of Common Stock issued and outstanding, based on the 32,103,296 outstanding shares reported in CanArgo's most recent quarterly report on Form 10-Q. Terrenex has the sole power to direct the vote or disposition for 3,712,546 shares of

               Common Stock owned by Terrenex. Terrenex would expect to have the sole power to direct the vote or disposition of any shares of Common Stock acquired by Terrenex pursuant to the CAOG Stock Purchase Warrants. Pursuant to the CAOG Stock Purchase Warrants, Terrenex has the right to purchase 229,680 shares of Common Stock of CanArgo. Terrenex would exercise its power to direct the vote or disposition of such securities through its Board of Directors. The following transactions by Terrenex were effected during the past 60 days:

               1. On July 31, 1999, 40,000 CAOG Stock Purchase Warrants entitling Terrenex to purchase 32,000 Exchangeable Shares at an exercise price of CDN $2.875 per Exchangeable Share through July 31, 1999 expired without exercise.

               2. On August 6, 1999, Terrenex purchased 1,433,155 shares of Common Stock in CanArgo's public offering at a price of $0.30 per share utilizing its working capital.

               MRB has beneficial ownership of 4,508,859 shares of Common Stock of CanArgo which represent 13.9% of the shares of Common Stock issued and outstanding, based on the 32,103,296 outstanding shares reported in CanArgo's most recent quarterly report on Form 10-Q. MRB has the sole power to direct the vote or disposition for 192,792 shares of Common Stock owned by him. MRB would expect to have the sole power to direct the vote or disposition of any shares of Common Stock acquired by him pursuant to the exercise of the 173,999 options owned by him that are exercisable within the next 60 days. As the sole director of Ruperts, MRB has the sole power to direct the vote or disposition for 194,842 shares of Common Stock of CanArgo owned by Ruperts. MRB shares power with his spouse to direct the vote or disposition for 5,000 shares of Common Stock owned by his minor daughter. As a director of Terrenex, MRB shares with JFRH, SB and LRB the power to direct the vote or disposition for an aggregate of 3,942,226 shares of Common Stock owned by Terrenex or which could be acquired by Terrenex within the next 60 days. The following transactions by MRB were effected during the past 60 days:

               1. On July 21, 1999, MRB was granted stock options to acquire 18,000 shares of Common Stock at an exercise price of US $0.275 per share through July 20, 2004; these options are not exercisable within the next 60 days.

               2. On July 21, 1999, MRB purchased 5,000 shares of Common Stock in the open market at $0.30 per share utilizing personal funds.

               3. On August 5, 1999, MRB purchased 5,000 shares of Common Stock in the open market at $0.29 per share for the account of his minor daughter utilizing personal funds.

               4. On August 6, 1999, MRB purchased 150,000 shares of Common Stock in CanArgo's public offering at a price of $0.30 per share utilizing personal funds.

               SB has beneficial ownership of 3,942,226 shares of Common Stock of CanArgo which represent 12.2% of the shares of Common Stock issued and outstanding, based on the

32,103,296 outstanding shares reported in CanArgo's most recent quarterly report on Form 10-Q. As a director of Terrenex, SB shares with JFRH, MRB and LRB the power to direct the vote or disposition for an aggregate of 3,942,226 shares of Common Stock of CanArgo owned by Terrenex or which could be acquired by Terrenex within the next 60 days.

               LRB has beneficial ownership of 3,942,226 shares of Common Stock of CanArgo which represent 12.2% of the shares of Common Stock issued and outstanding, based on the 32,103,296 outstanding shares reported in CanArgo's most recent quarterly report on Form 10-Q. As a director of Terrenex, LRB shares with JFRH, MRB and SB the power to direct the vote or disposition for an aggregate of 3,942,226 shares of Common Stock of CanArgo owned by Terrenex or which could be acquired by Terrenex within the next 60 days.

               The 6,223,859 shares of Common Stock of CanArgo that Provincial, JFRH, Ian Ilsley, Terrenex, MRB, Ruperts, SB and LRB in the aggregate own or which could be acquired within the next 60 days represent 19.1% of the shares of Common Stock issued and outstanding, based on the 32,103,296 outstanding shares reported in CanArgo's most recent quarterly report on Form 10-Q.

               Provincial disclaims any beneficial interest in any share of Common Stock owned by Terrenex, MRB and Ruperts or which JFRH, Terrenex and MRB have the right to acquire, other than such beneficial interest that arises out of Provincial's equity interest in Terrenex. JFRH disclaims any beneficial interest in any share of Common Stock owned by Provincial, Terrenex, MRB and Ruperts or which Terrenex and MRB have the right to acquire, other than such beneficial interest that arises out of JFRH's service as investment adviser to Provincial and director of Terrenex. Ian Ilsley disclaims any beneficial interest in any share of Common Stock owned by Provincial, Terrenex, MRB and Ruperts or which JFRH, Terrenex and MRB have the right to acquire, other than such beneficial interest that arises out of Ian Ilsley's service as sole director of Provincial. Terrenex disclaims any beneficial interest in any share of Common Stock owned by Provincial, MRB and Ruperts or which JFRH and MRB have the right to acquire. MRB disclaims any beneficial interest in any share of Common Stock owned by Provincial, Terrenex and Ruperts or which JFRH and Terrenex have the right to acquire, other than such beneficial interest that arises out of MRB's service as a director and officer of Terrenex and Ruperts, and MRB's equity interest in Terrenex. SB and LRB disclaim any beneficial interest in any share of Common Stock owned by Provincial, Terrenex, MRB and Ruperts or which JFRH, Terrenex and MRB have the right to acquire, other than such beneficial interest that arises out of SB and LRB's service as directors of Terrenex.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Except pursuant to the terms of the CAOG Stock Purchase Warrants and the stock options, there are no contracts, arrangements, understandings or relationships between the parties named in Item 2 above and between such persons and any person with respect to any securities of the Corporation.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               Exhibit A - Amended Joint Filing Agreement pursuant to Rule
                           13d-1(k)(l).

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Dated: August 31, 1999

                                        PROVINCIAL SECURITIES LTD.

                                        By: /s/ Ian Ilsley
                                            ------------------------------------
                                        Ian Ilsley, Director


                                        /s/ J.F. Russell Hammond
                                        ----------------------------------------
                                        J.F. Russell Hammond

                                        /s/ Ian Ilsley
                                        ----------------------------------------
                                        Ian Ilsley


                                        TERRENEX ACQUISITION CORPORATION

                                        By: /s/ Michael R. Binnion
                                           -------------------------------------
                                        Michael R. Binnion, President


                                        /s/ Michael R. Binnion
                                        ----------------------------------------
                                        Michael R. Binnion

                                        /s/ Simon Batcup
                                        ----------------------------------------
                                        Simon Batcup

                                        /s/ Leslie R. Beddoes,Jr.
                                        ----------------------------------------
                                        Leslie R. Beddoes, Jr.